EXHIBIT 4.1

Share Transfer Agreement

of

Inner Mongolia Haosheng Coal Mining Company Limited

Ordos Jinchengtai Chemical Co., Ltd

Shanghai Huayi (Group) Company

Shandong Jiutai Chemical Industrial Technology Company Limited

Ordos City Jiutaimanlai Coal Mining Company Limited

Inner Mongolia Haosheng Coal Mining Limited

and

Yanzhou Coal Mining Company Limited

September 6, 2010

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On September 9, 2010, the Share Transfer Agreement (the “Agreement”) was signed by the following parties:

Transferors:

Ordos Jinchengtai Chemical Co., Ltd (hereinafter referred to as “Jinchengtai”)

Address: Erdos City Wushenqi Tooker

Legal representative: Gao Xuefeng

Shanghai Huayi (Group) Company (hereinafter referred to as “Huayi”)

Address: Hualun Building, 560 Xujiahui Road, Shanghai

Legal representative: Jin Mingda

Shandong Jiutai Chemical Industrial Technology Company Limited (hereinafter referred to as “Jiutai Technology”)

Address: High and New–Tech Industrial Development Zone, Linyi City, Shandong

Legal representative: Cui Lianxin

Transferee:

Yanzhou Coal Mining Company Limited (hereinafter referred to as “Yanzhou Coal”)

Address: 298 Fushan South Road, Zoucheng City, Shandong Province

Legal representative: Wang Xin

Third party:

Ordos City Jiutaimanlai Coal Mining Company Limited (hereinafter referred to as “Jiutaimanlai”)

Address: Yijinhuoluo County, Erdos City

Legal representative: Liu Yongcheng

Subject company: Inner Mongolia Haosheng Coal Mining Limited

Address: Yijinhuoluo County, Erdos City

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Legal representative: Huang Deheng

Whereas:

1.	On February 22, 2008, the National Development and Reform Commission approved the Overall Plan for Hujierte Mining Area at Dongsheng Coal Field in Inner Mogolia (Fa Gai Neng Yuan [2008] No.504 Document). On November 6, 2009, President Meeting of Inner Mongolia Autonomous Region decided to allocate the proved reserves of Shilawusu Coal Field within the Hujierte Mining Area (approximately 2,144 million tonnes), as to 500 million tonnes to Huayi, 744 million tonnes to Jinchengtai, and 400 million tonnes to Jiutaimanlai. ([2009] No.16 Minutes).

2.	Based on the above, Jinchengtai, Huayi and Jiutaimanlai jointly established Inner Mongolia Haosheng Coal Mining Limited (hereinafter referred to as the “Subject Company”) in March 2010 for the joint development of Shilawusu Coal Field, and, through their respective interests in the Subject Company, to receive their respective entitlements under the aforementioned coal resources allocated to the respective parties (for the purpose of the Agreement, the coal resources allocated to each Transferee by Inner Mongolia Autonomous Region Government are hereinafter referred to as “Coal Resources Amount”). In July 2010, Jiutaimanlai transferred its 20.34% equity interest in the Subject Company and the equivalent Coal Resources Amount to Jiutai Technology.

3.	The parties intended to enter into a cooperation to facilitate the development of Shilawusu Coal Field. To this end, the Transferors proposed to transfer an aggregate of 51% equity interest in the Subject Company to the Transferee, which shall than be entitled to a corresponding share of the Coal Resources Amount upon completion of the share transfer. On July 7, 2010, Jinchengtai, Huayi and Jiutaimanlai signed a Framework Agreement on Share Transfer and Coal Resources Cooperation (“Framework Agreement”) with Yankuang Group Company Limited in relation to the transfer and Jiutai Technology and Yanzhou Coal have both given acknowledgement thereto.

4.	All parties hereto unanimously agree that the most important prerequisite for the signing and performance of the Agreement by the parties hereto is that the Subject Company shall legally obtain the exploration rights of Shilawusu Coal Field in its own name and shall act as the project company or the applicant in handling procedures for all necessary approvals, permits or authorizations, including, inter alias, exploration permit, approval for the project, mining permit, etc. The Transferors will use commercially best efforts possible to make the Coal Resources Amount and all rights related thereto (including, inter alias, exploration rights and mining rights) to be included under the name of the Subject Company.

In view of this, the parties signed the Share Transfer Agreement on the basis of consultation and consensus.

Article 1 Basic Facts about the Subject Company

Company name:	Inner Mongolia Haosheng Coal Mining Limited

Registered address:	Yijinhuoluo County, Erdos City

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Legal representative:	Huang Deheng

Registered capital:	RMB150,000,000, of which RMB50,000,000 have been contributed by the Transferors and Jiutaimanlai

Scope of Operation:	Sale of coal machinery and equipment and accessories (for business to be approved in accordance with laws and administrative regulations, and by the State Council. Production and operation without permission is prohibited)

Shareholders, the proportion of subscribed capital and paid capital:

Jinchengtai holds 45.25% equity interest in the Subject Company with the contribution payable by it being RMB67,875,000, of which RMB22,625,000 has been paid; Huayi holds 30.41% equity interest in the Subject Company with the contribution payable by it being RMB45,615,000, of which RMB15,205,000 has been paid; Jiutai Technology holds 20.34% equity interest in the Subject Company with the contribution payable by it being RMB30,510,000, of which RMB10,170,000 has been paid; Jiutaimanlai holds 4% equity interest in the Subject Company with the contribution payable by it being RMB6,000,000, of which RMB2,000,000 has been paid.

Article 2 Transfer Subject

2.1	The Transferors agree to transfer, and the Transferee agrees to accept, an aggregate of 51% equity interest held by the Transferors in the Subject Company, pursuant to which Jinchengtai, Huayi and Jiutai Technology shall transfer to the Transferee equity interests in the Subject Company in the proportion of 23.08%, 15.51% and 12.41% respectively. In respect of the abovementioned equity interests in the Subject Company to be transferred by the Transferors, Jiutaimanlai agrees to give up its preemptive right.

2.2	The Transferors further agree that, upon transfer to the Transferee of the equity interests in the Subject Company as mentioned in Article 2.1, the Transferee shall correspondingly be entitled to the 51% of Coal Resources Amount of Shilawusu Coal Field allocated to the Transferors and Jiutaimanlai in the specific amounts as follows: the Transferee shall obtain 379,440,000 tonnes of Coal Resources Amount from Jinchengtai; 255,000,000 tonnes of Coal Resources Amount from Huayi; and 204,000,000 tonnes of Coal Resources Amount from Jiutai Technology.

2.3	The parties confirm that, upon completion of the Subject Company share transfer as

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mentioned herein: Jinchengtai shall hold 22.17% equity interest in the Subject Company and be entitled to 364,560,000 tonnes of Coal Resources Amount; Huayi shall hold 14.90% equity interest in the Subject Company and be entitled to 245,000,000 tonnes of Coal Resources Amount; Jiutai Technology shall hold 7.93% equity interest in the Subject Company and be entitled to 130,260,000 tonnes of Coal Resources Amount; Jiutaimanlai shall hold 4.00% equity interest in the Subject Company and be entitled to 65,740,000 tonnes of Coal Resources Amount; Yazhou Coal shall hold 51.00% equity interest in the Subject Company and be entitled to 838,440,000 tonnes of Coal Resources Amount.

2.4	The parties agree that, the RMB100,000,000 unpaid registered capital of the Subject Company shall be contributed by the parties according to their respective shareholdings in the Subject Company (as mentioned in Article 2.3) upon completion of the share transfer, and that the corresponding change of business registration shall be completed within one month from the date of completion of the change of registration for the Subject Company share transfer hereunder.

Upon completion of the share transfer and after the registered capital has been paid up, the Subject Company shall have a registered capital of RMB150,000,000, of which Yazhou Coal shall hold 51% equity interest in the Subject Company and make a capital contribution of RMB76,500,000; Jinchengtai shall hold 22.17% equity interest in the Subject Company and make a capital contribution of RMB33,255,000; Huayi shall hold 14.90% equity interest in the Subject Company and make a capital contribution of RMB22,350,000; Jiutai Technology shall hold 7.93% equity interest in the Subject Company and make a capital contribution of RMB11,895,000; Jiutaimanlai shall hold 4% equity interest in the Subject Company and make a capital contribution of RMB6,000,000.

Article 3 Consideration for the Share Transfer

3.1	The Transferee shall pay the consideration for the share transfer separately to each Transferor in proportion to the shareholdings to be transferred by the respective Transferors as well as the Coal Resources Amount to which the Transferee shall be entitled upon completion of the share transfer. The consideration for share transfer shall be equal to the sum of the amount of paid-up registered capital of the Subject Company payable in proportion to the shareholdings proposed to be transferred by the Transferors and the compensation cost for the corresponding Coal Resources Amount. Of which the compensation cost shall be calculated at RMB7.90/ton, in other words, the consideration for the transfer payable by the Transferee to each Transferor shall be calculated and determined as follows:

Consideration for the transfer payable by the Transferee to each Transferor = proportion of

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shareholding in the Subject Company to be transferred by such Transferor × the registered capital of the Subject Company in the amount of RMB50 million which have been paid by each Transferor ＋ the corresponding Coal Resources Amount to which the Transferee shall be entitled upon its acceptance of such Transferor’s share transfer × RMB7.9/ton

3.2	The parties confirm that, according to the calculation method for the consideration for share transfer as mentioned in Article 3.1, the Transferee shall pay to the Transferors an aggregate consideration for share transfer of RMB6,649,176,000, of which a consideration for share transfer amounting to RMB3,009,116,000 shall be payable to Jinchengtai; a consideration for share transfer amounting to RMB2,022,255,000 shall be payable to Huayi; and a consideration for share transfer amounting to RMB1,617,805,000 shall be payable to Jiutai Technology by the Transferee respectively.

3.3	The equity interests to be transferred hereunder by the Transferors shall be assessed by a legally qualified assessment agency and the result thereof shall be reported to the relevant state-owned asset management departments or authorities for the filing thereof.

Article 4 Payment of Consideration for the Share Transfer

4.1	The parties expect that the Subject Company will obtain the exploration permit for Shilawusu Coal Field within two months from the effective date of the Agreement. However, the failure of the Subject Company to obtain the exploration permit for Shilawusu Coal Field within two months from the effective date of the Agreement does not constitute a breach of contract by the Transferors and Jiutaimanlei.

4.2	The parties agree that the Transferee shall pay the consideration for share transfer to the respective Transferors as follows:

4.2.1	Within three working days from the effective date of the Agreement, the Transferee shall pay to the Transferors 30% of the consideration for the share transfer (equivalent to RMB1,994,752,800) (”Initial Payment”), of which RMB902,734,800 shall be made payable to Jinchengtai; RMB606,676,500 shall be made payable to Huayi; and RMB485,341,500 shall be made payable to Jiutai Technology by the Transferee respectively.

4.2.2

Upon payment of the Initial Payment by the Transferee according to Article 4.2.1, the parties hereto shall, together with the Subject Company, submit all necessary documents (including, inter alias, resolutions of shareholders meeting, share transfer agreement, the revised constitution, etc.) to the Administration for Industry

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and Commerce in respect of the change of registration for the share transfer within three working days and shall complete the same within ten working days, so that the Transferee shall hold 51% equity interest in the Subject Company. In the meantime, the Subject Company shall lawfully apply to the Administration for Industry and Commerce for an extension of operating period according to its operating needs.

4.2.3	Upon completion of the registration of change of equity hereunder and within fifteen working days after the Subject Company has obtained the exploration permit for Shilawusu Coal Field, the Transferee shall pay to the Transferors 40% of the consideration for the share transfer (equivalent to RMB2,659,670,400) (”Second Payment”), of which RMB1,203,646,400 shall be made payable to Jinchengtai; RMB808,902,000 shall be made payable to Huayi; and RMB647,122,000 shall be made payable to Jiutai Technology by the Transferee respectively.

4.2.4	Upon completion of the registration of change of equity hereunder and within ten months after the Subject Company has obtained the exploration permit for Shilawusu Coal Field, the Transferee shall pay to the Transferors the remaining portion of the consideration for the share transfer (i.e. RMB1,994,752,800) (”Third Payment”), of which RMB902,734,800 shall be paid to Jinchengtai; RMB606,676,500 shall be paid to Huayi; and RMB485,341,500 shall be paid to Jiutai Technology by the Transferee respectively.

4.3	Deposit

4.3.1	Subject to the provisions under Article 4.3.3, a deposit of RMB200,000,000 shall be paid by the Transferee to each of the Transferors who can provide valid guarantee.

4.3.2	The parties unanimously confirm that the payment of deposit to the relevant Transferors by the Transferee pursuant to Article 4.3.1 shall only be made upon: (1) such Transferor has provided the Transferee one or several guarantees as recognized by the Transferee such as bank guarantees, pledge of assets, equity pledge or third-party guarantee, etc.; (2) the Transferee has performed due diligence on the collaterals provided by the respective Transferors regarding the value thereof.

4.3.3	If the guaranteed value provided by any of the Transferors is lower than RMB200,000,000, the Transferee shall pay a deposit amount being equivalent to the guaranteed value actually provided by such Transferor.

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4.3.4	When making the Initial Payment to the respective Transferors by the Transferee pursuant to Article 4.2.1 in the future, the Initial Payment to be paid to such Transferor after deducting the deposit amount actually paid to the respective Transferors. In respect of the deposit paid to Huayi by the Transferee, Huayi shall forthwith return the deposit received to the Transferee after the successful completion of its equity transfer transaction with the Transferee and that the Transferee has made the Initial Payment to the Shanghai United Assets and Equity Exchange.

4.3.5	If the Transferee has participated in the bidding for the equity interests in the Subject Company, which will be listed for sale by way of open bidding on the Shanghai United Assets and Equity Exchange by Huayi pursuant to the conditions agreed hereunder but fails to win the bid by virtue of that the price offered by other participating bidders has been in excess of the reserve price of the equity interest transferred by Huayi as listed on the Shanghai United Assets and Equity Exchange, which situation shall not constitute breach of contract by the Transferee; Huayi shall return to the Transferee the deposit actually received from the Transferee within three working days after the date on which the Shanghai United Assets and Equity Exchange has confirmed that the Transferee has failed to win the bid.

4.3.6	If the Agreement is terminated by reason of the Transferee’s failure to make any one of the installments of the consideration for share transfer as agreed hereunder, the Transferee may not demand the return of the deposit from the Transferors. Moreover, if the Transferee violates the warranty under Article 8.6 to participate in the bidding for the equity interests in the Subject Company transferred by Huayi by way of listing, the Transferee also may not demand the return of the deposit from Huayi.

4.3.7	If the Transferee is unable to obtain the equity interest in the Subject Company transferred by any of the Transferors as well as the corresponding share of the Coal Resources Amount of Shilawusu Coal Field within two months from the effective date of the Agreement as a result of breach of contract by such Transferor, the Transferor shall return the amount equivalent to double of the deposit actually received (hereinafter referred to as the “Refund”) to the Transferee within three days from the date of receipt of the Transferee’s refund notice. If the Transferor fails to make the Refund to the Transferee as agreed above, any outstanding Refund shall be converted into the Transferee’s claim against the Transferor from the date of the refund notice.

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4.3.8	Until the Transferee has made the Initial Payment of the consideration for share transfer to the respective Transferors by the Transferee pursuant to Article 4.2.1, the guarantees provided by the relevant Transferor shall forthwith be released once the relevant Transferor and the Transferee have completed the change of registration of share transfer as agreed hereunder.

Article 5 Representation and Warranty

5.1	The Transferors warrant that, the equity interests in the Subject Company to be transferred to the Transferee as agreed hereunder shall represent such equity interests as legally owned by the Transferors over which the Transferors shall have complete and effective right of disposition and that such equity interests are free of any pledge or other forms of guarantees or any claim by any third party.

5.2	The Transferee confirms that it has carried out the necessary due diligence in respect of the matters related to its acceptance of the equity interests in the Subject Company to be transferred by the respective Transferors under the Agreement and agrees to accept transfer of such equity interests in accordance with the terms and conditions of the Agreement as well as such agreements or other documents as may be otherwise signed between the parties without prejudice to the interests of other shareholders.

5.3	Each party hereby represents and warrants to the other parties hereto that, up to the effective date of the Agreement:

(a)	It is an independent legal person duly organized, validly existing in good standing under the laws of the place of its establishment or incorporation which has completed all necessary procedures;

(b)	It has full authority to enter into the Agreement and to perform its obligations hereunder;

(c)	It has authorized its representative to sign the Agreement;

(d)	Its execution of the Agreement and its performance of its obligations hereunder:

(i)	have obtained all necessary approval procedures (as required);

(ii)	will not violate any provision of its business license, agreement of incorporation,

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articles of association or similar constitutional documents; and

(iii)	will not violate any contract to which it is a party or to which it is subject or result in breach of contract under any contract to which it is a party or to which it is subject.

(e)	No lawsuit, arbitration or other legal or administrative proceeding is pending or, to its knowledge, threatened against it that would affect its ability to perform its obligations under the Agreement.

5.4	The Transferors and Jiutaimanlai warrant that, the Coal Resources Amount to be shared by the Transferee upon acceptance of the transfer of equity interests in the Subject Company by the Transferors hereunder shall represent 51% of the Coal Resources Amount shared by the Transferors and Jiutaimanlai before the transfer.

5.5	The Transferors and Jiutaimanlai warrant that, up to the date of completion of the change of registration for the share transfer, accrued costs and expenditures and debts incurred by the Subject Company shall not exceed RMB50,000,000. Any debts in excess of such RMB50,000,000 incurred by the Subject Company which have not been disclosed to the Transferee on the effective date of the Agreement shall be assumed by the Transferors and Jiutaimanlai in proportion to their original shareholdings.

5.6	During the due diligence carried out by the Transferee for the purpose of the Agreement and in the course of negotiation, execution and performance of the Agreement by the parties, all documents, materials and information provided by each party to other parties are true, accurate, complete and not misleading.

5.7	The Transferors and Jiutaimanlai agree to give their best effort to make the Shilawusu Coal Resources Amount and all rights related thereto previously allocated to them by the State to be included under the name of the Subject Company. The parties undertake that the Subject Company shall act as the project company or the applicant in handling procedures for all necessary approvals, permits or authorizations, including, inter alias, exploration permit, approval for the project, mining permit, etc. in relation to the Shilawusu Coal Field development project.

5.8	The Transferors and Jiutaimanlai undertake that, as of the effective date of the Agreement, the Subject Company’s assets and the acquisition thereof are legal and valid and without any

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outstanding considerations or costs or whatsoever which have not been disclosed to the Transferee and all necessary registrations, filings and licenses, etc. required according to law are duly completed.

5.9	The Transferors and the Subject Company undertake that, all assets, claims and debts of the Subject Company as of the effective date of the Agreement provided to the Transferee are true, comprehensive and complete.

5.10	The Transferors and Jiutaimanlai undertake that, during the period from the date of execution of the Agreement to the date of completion of the change of registration for the equity interest, unless for the normal operations of the Subject Company or otherwise agreed in writing by the Transferee, all Transferors and legal representatives of the Subject Company appointed or designated by them or other personnel shall not execute any documents or contracts with any third parties in the name of the Subject Company nor harm the interests of the Subject Company nor dispose of the Subject Company’s assets and businesses in any unusual operating manner.

5.11	The Transferors and Jiutaimanlai undertake that, as of the effective date of the Agreement, the Subject Company is not subject to any existing or potential violation of any laws and regulations nor any claims from any government authorities or other third parties nor involved in any disputes, litigations, arbitrations, administrative proceedings or other government investigation procedures.

5.12	The Transferors undertake that, from the effective date of the Agreement, save for the transfer of the equity interest in the Subject Company to the Transferee as stipulated hereunder, the Transferors shall not dispose of in any unusual operating manner the equity interest in the Subject Company to be transferred to the Transferee as stipulated hereunder, including, inter alias, by way of transfer, grant or pledge or any other forms of third party rights.

5.13	The Transferors and Jiutaimanlai warrant that, as of the effective date of the Agreement, the Subject Company is not subject to any liabilities due to its staff members (such as unpaid wages, etc.). The Transferors and Jiutaimanlai undertake that, in case of any recovery and penalty of any government authorities and related staff members’ recourse against the Subject Company as a result of the Subject Company’s failure to sigan labour contract with its original staff members or pay social insurance or whatsoever before the effective date of the Agreement, the Transferors and Jiutaimanlai shall assume the responsibilities in proportion to their original shareholdings.

5.14	As of the effective date of the Agreement, save for those disclosed herein or otherwise

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disclosed by the Transferors or the Subject Company, the Transferors and Jiutaimanlai warrant that the Subject Company has legally submitted to the tax authorities true and complete tax return information and the Subject Company is not subject to any other due and unpaid taxes nor any tax dispute or any query, investigation and penalty of the tax authorities.

5.15	The Transferors and Jiutaimanlai warrant that, as of the effective date of the Agreement, the Subject Company is not involved in any violations or irregularities of environmental protection nor subject to any investigation, penalty or other proceedings of the environmental department.

5.16	The Transferors and Jiutaimanlai undertake and agree that, in the future the Transferee shall have the right to transfer to its related party the equity interest in the Subject Company held by it as well as the Coal Resources Amount to which it is entitled through the transfer hereunder, provided that such related party shall possess qualifications, experience and performance equivalent to those of the Transferee in respect of creditworthiness and mine development, operation and safety and that such transfers shall not affect the performance of the Agreement nor result in any adverse impact on the Subject Company’s acquisition of the exploration permit or mining permit for Shilawusu Coal Field and the development thereof.

5.17	The Transferors and Jiutaimanlai undertake to actively assist the Transferee to process applications for the various certificates, permits and approval documents necessary for the development of Shilawusu Coal Field after the transfer.

5.18	The Transferee undertakes to make timely and complete payment of the consideration for share transfer to the respective Transferors as agreed under Article 4 of the Agreement and other relevant terms hereof.

5.19	The parties hereto warrant that, in order to successfully complete the share transfer and cooperation hereunder, the parties will thoroughly and properly perform and fulfill their respective obligations assumed and warranties made hereunder, jointly procure acquisition by the Subject Company of all necessary approvals, permits or authorizations required for the development of Shilawusu Coal Field, produce or sign all relevant documents required to be produced or signed by the parties hereto.

5.20	Every representation and warranty made by the respective parties shall be construed as an individual representation and warranty and shall not be restricted or bound by other representations and warranties or any terms of the Agreement.

Article 6 Performance Guarantee

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6.1	The Transferors agree that, unless as otherwise agreed by the parties, if the Subject Company fails to obtain the exploration permit for Shilawusu Coal Field within two years from the effective date of the Agreement: (1) the Transferors shall, within one month from the expiry date of the two-year period, return to the Transferee full amount of the compensation costs in respect of the Coal Resources Amount out of the consideration for share transfer actually received by them respectively (i.e. the amount of the consideration for share transfer actually received by them after deducting therefrom the entire corresponding registered capital amount in proportion to the shareholdings transferred by them) plus any bank deposit interest for the same period, whereas the Coal Resources Amount to which the Transferee is entitled hereunder shall still be shared by the Transferors respectively. The Transferors agree that, if any of the Transferors for whatever reasons fails to make timely and complete repayment of the consideration for share transfer which shall be returned to the Transferee as agreed hereunder, any outstanding repayable consideration for the share transfer shall be converted into the Transferee’s claim against such Transferor from the day immediately after the expiry of the said one-month period. Meanwhile, from the date of establishment of such claim, the Transferee shall have the right to take action against the Transferor’s responsibility for breach of contract. (2) While the Transferors make timely and complete repayment of the compensation costs in respect of the Coal Resources Amount to the Transferee, unless as otherwise agreed by the parties hereto, the parties shall legally organize liquidation of the Subject Company and shall have the right to obtain the remaining properties of the Subject Company after liquidation in proportion to their respective shareholdings. Liquidation of the Subject Company shall commence within two months from the expiry date of the two-year period mentioned above.

6.2	For the purpose of Article 6.1, each Transferor agrees, upon Initial Payment made by the Transferee, to pledge the remaining equity interests held in the Subject Company after the transfer to provide collateral for the amount and accrued interests repayable by such Transferor to the Transferee pursuant to Article 6.1. Such collateral shall be valid until the date on which the Subject Company has obtained the exploration permit. The parties will sign a specific equity pledge agreement separately and go through the necessary pledge registration procedures according to the law. Upon acquisition by the Subject Company of the exploration permit, the equity pledge mentioned in this Article 6.2 shall forthwith be released and relevant procedures shall be carried out accordingly.

6.3	The equity pledge agreement mentioned in Article 6.2 shall be signed along with the Agreement, and the procedures for equity pledge registration shall also be carried out along with those for the change of registration for share transfer.

Article 7 Payment of Consideration for Exploration Permit and Adjustment to Consideration for Share Transfer

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7.1	The parties agree that, the consideration for the exploration right payable by the Subject Company in order to obtain the exploration permit for Shilawusu Coal Field shall be paid via the Subject Company; the parties hereto shall, within ten working days from the date of receipt of the notice on the payment for the consideration for exploration right, inject the considerations for exploration right payable by them in respect of their respective entitlements to the coal resources into the Subject Company in proportion to their respective shareholdings upon completion of the share transfer mentioned hereunder and according to the unit prices for the consideration for exploration right payable by them in respect of the coal resources allocated to each of them, thereby fulfilling the funding requirement of the Subject Company in paying the consideration for the exploration right. Capital injections to be made by the parties shall be calculated and accounted for as follows:

7.1.1	The amount of capital to be injected into the Subject Company shall be as follows:

Capital amount to be injected by Huayi = 245,000,000 tonnes × unit price for the consideration for exploration right payable in respect of the Coal Resources Amount allocated to Huayi (Unit: RMB/ton);

Capital amount to be injected by Jinchengtai = 364,560,000 tonnes × unit price for the consideration for exploration right payable in respect of the Coal Resources Amount allocated to Jinchengtai (Unit: RMB/ton);

Capital amount to be injected by Jiutai Technology = 130,260,000 tonnes × unit price for the consideration for exploration right payable in respect of the Coal Resources Amount allocated to Jiutai Technology (Unit: RMB/ton);

Capital amount to be injected by Jiutaimanlai = 65,740,000 tonnes × unit price for the consideration for exploration right payable in respect of the Coal Resources Amount allocated to Jiutaimanlai (Unit: RMB/ton);

The amount of capital to be injected by the Transferee shall be the portion of the consideration for share transfer to be returned to the Transferee by the respective Transferors in accordance with Article 7.2.

Should there be any increase or decrease in the Coal Resources Amount to be allocated to the Transferors and Jiutaimanlai by the government in the future, the amount of capital to be injected into the Subject Company by the parties in the above equations shall be calculated according to the actual Coal Resources Amount to be received by the parties in the end. If, as a result of any increase in the Coal Resources Amount to be allocated to the Transferors and

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Jiutaimanlai by the government in the future, the corresponding consideration for exploration right payable by the Transferee in respect of the Coal Resources Amount to be obtained by it from the respective Transferors would exceed the portion of the consideration for share transfer to be returned to the Transferee by the respective Transferors in accordance with Article 7.2, the portion in excess shall be directly injected into the Subject Company by the Transferee which amount shall be deducted during adjustment to and payment of the consideration for the share transfer.

7.1.2	The parties agree that, of the capital to be injected into the Subject Company by each Transferor as mentioned in Article 7.1.1, the product of the Coal Resources Amount to which a party is entitled upon completion of the share transfer mentioned herein and the lowest unit price for the consideration for exploration right payable in respect of the Coal Resources Amount allocated to the respective Transferors shall be treated as the additional capital injected into the Subject Company by such party which shall be included in the Subject Company’s registered capital with the remaining portion to be included in the Subject Company’s capital reserve. Upon completion of the capital increase as mentioned herein, the proportion of shareholding of the parties in the Subject Company shall remain unchanged.

7.2	The Transferors and Transferee confirm that, the Initial Payment in relation to the consideration for share transfer to be paid by the Transferee to each Transferor comprises the consideration for exploration right payable in respect of the Coal Resources Amount to which the Transferee will be entitled correspondingly upon acceptance by it of the transfer of the equity interest in the Subject Company by such Transferor pursuant to the Agreement. Each Transferor agrees, upon determination of the consideration for exploration right payable in respect of the Coal Resources Amount to which it will be allocated and within seven working days from the date of receipt of the notice on the payment for the consideration for exploration right, to return to the Transferee the consideration for exploration right payable by the Transferee in respect of the Coal Resources Amount to which the Transferee will be entitled correspondingly upon acceptance by it of the transfer of the equity interest by such Transferor which consideration shall then be injected into the Subject Company by the Transferee as stipulated in Article 7.1. Meanwhile, the total consideration for share transfer payable by the Transferee to such Transferor as mentioned in Article 3.2 hereof shall be adjusted accordingly and such adjustment shall only be made against the Initial Payment while the amounts of the Second Payment and Third Payment shall not be affected.

The parties confirm that, the consideration for share transfer payable by the Transferee to the respective Transferors after adjustment according to the preceding paragraph shall be calculated by the following formula (hereinafter referred to as the “Price Adjustment Formula”):

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Consideration for share transfer payable by the Transferee to each Transferor = proportion of shareholding in the Subject Company to be transferred by such Transferor × the registered capital of the Subject Company in the amount of RMB50 million which have been paid by each Transferor + the Coal Resources Amount to which the Transferee shall be entitled upon its acceptance of such Transferor’s share transfer × (RMB7.9/tonne - unit price for the consideration for exploration right payable in respect of the Coal Resources Amount allocated to such Transferor)

The consideration for share transfer which shall be returned to the Transferee by the respective Transferors according to the preceding paragraph shall be calculated as follows:

Consideration for share transfer refundable to the Transferee by Jinchengtai = 379,440,000 tonnes × unit price for the consideration for exploration right payable in respect of the Coal Resources Amount allocated to Jinchengtai (Unit: RMB/ton)

Consideration for share transfer refundable to the Transferee by Huayi = 255,000,000 tonnes × unit price for the consideration for exploration right payable in respect of the Coal Resources Amount allocated to Huayi (Unit: RMB/ton)

Consideration for share transfer refundable to the Transferee by Jiutai Technology = 204,000,000 tonnes × unit price for the consideration for exploration right payable in respect of the Coal Resources Amount allocated to Jiutai Technology (Unit: RMB/ton)

7.3	In order to facilitate the implementation of Article 7.1 and Article 7.2,

7.3.1	A portion of the Initial Payment of the consideration for share transfer to be paid by the Transferee to each Transferor shall be co-monitored by the relevant Transferor and the Transferee, of which:

The portion to be co-monitored with the Transferee in respect of the Initial Payment payable to Jinchengtai by the Transferee shall amount to RMB372,000,000 (744,000,000 tonnes × RMB0.5/ton);

The portion to be co-monitored with the Transferee in respect of the Initial Payment payable to Huayi by the Transferee shall amount to RMB200,000,000 (500,000,000 tonnes × RMB0.4/ton);

The portion to be co-monitored with the Transferee in respect of the Initial Payment payable to Jiutai Technology by the Transferee shall amount to RMB200,000,000 (400,000,000 tonnes

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× RMB0.5/ton)

7.3.2	Each Transferor shall open a dual signature account jointly with the Transferee separately whereby, when the Transferee is making the Initial Payment to each Transferor, the co-monitored amount as determined in Article 7.3.1 shall be separately deposited into the Transferor’s dual signature account.

7.3.3	The parties agree that, the monitored amount in every Transferor’s dual signature account shall be used to pay the capital injection as mentioned in Article 7.1 and to partially refund the consideration for share transfer as mentioned in Article 7.2.

7.3.4	The Transferee agrees, upon performance by the relevant Transferor of its obligations of capital injection and repayment as mentioned in Article 7.1 and Article 7.2, to forthwith release its monitoring against the Transferor’s account and carry out the necessary procedures for such releasing.

7.4	In case of any Transferor’s failure to make partial repayment to the Transferee in respect of the consideration for share transfer as stipulated under Article 7.2 or make capital injection into the Subject Company as stipulated under Article 7.1, such failure shall constitute breach of contract by the Transferor concerned. To ensure that the Subject Company to obtain exploration permit, the Transferee shall have the right as follows:

(1)	Inject in advance the consideration for share transfer repayable to it by the Transferor into the Subject Company or inject on behalf of the Transferor capital to be injected by such Transferor into the Subject Company;

(2)	Upon injection of capital into the Subject Company by the Transferee according to (1) above, the Transferee shall have the right to require the Transferor to make a penalty representing 10% of the capital actually injected into the Subject Company by the Transferee and shall have the right to deduct the amount of capital injection actually made by it as well as the default payment receivable from the Second Payment of the consideration for share transfer to be made to the Transferor.

7.5

The parties confirm that the consideration for the share transfer referred herein shall be calculated on the following basis: (1) upon completion of the share transfer referred herein, the Transferee shall be entitled to 51% of the Coal Resources Amount to be allocated to the Transferors and Jiutaimanlai; (2) while the proved reserves of Shilawusu Coal Field mentioned in the relevant provisions herein are 2,144,000,000 tonnes with the respective Transferors and Jiutaimanlai being allocated Coal Resources Amount of 1,644,000,000 tonnes in total, the Coal

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Resources Amount to which the parties are entitled respectively before and after the share transfer hereunder shall all be calculated on the basis that the respective Transferors and Jiutaimanlai have been allocated Coal Resources Amount of 1,644,000,000 tonnes in total.

The Parties to the Agreement further confirm that: (1) the reserves of Shilawusu Coal Field should be subject to the record of the Ministry of Land and Resources; (2) if the reserves of Shilawusu Coal Field as recorded by the Ministry of Land and Resources are lower or higher than 2,144,000,000 tonnes which would cause the aggregate Coal Resources Amount to be actually obtained by the Transferors and Jiutaimanlai to become less than or exceeding 1,644,000,000 tonnes, such shortfall or excessive portion of the Coal Resources Amount will be assumed or shared by the Transferors and Jiutaimanlai in proportion to their respective shareholdings before the share transfer hereunder. In respect of any decrease or increase in the Coal Resources Amount to which the Transferee will be entitled upon completion of the share transfer hereunder, the parties agree that the consideration for share transfer payable by the Transferee to the Transferors shall be correspondingly adjusted, which adjustment shall be calculated based on the decrease or increase in the Coal Resources Amount to which the Transferee will be entitled as a result of its acceptance of the share transfer made by the relevant Transferor multiplying by RMB7.9/ton, with the adjusted amount to be deducted from or added to the Second Payment; should there be any difference between the consideration amount determined during the course of listed equity exchange in respect of the equity interest transferred by Huayi and the consideration amount for share transfer payable by the Transferee to Huayi as determined in Article 3.2, the compensation cost in respect of the Coal Resources Amount used in the calculation of the adjusted consideration amount for share transfer payable by the Transferee to Huayi in (2) above shall be calculated as follows: (consideration amount for share transfer payable by the Transferee to Huayi as determined during the course of listed trading in respect of the equity interest transferred by Huayi - RMB7,755,000)/255,000,000 tonnes; (3) irrespective of whether there would be an increase or decrease in the 164,400,000 tonnes of Coal Resources Amount to be ultimately allocated by the government to the Transferors and Jiutaimanlai in the future, the Transferors and Jiutaimanlai shall guarantee the Transferee’s entitlements to the 51% of the aggregate Coal Resources Amount to be ultimately allocated by the government to the Transferors and Jiutaimanlai as well as the corresponding equity interest in the Subject Company.

7.6

Huayi and the Transferee agree that, the consideration for share transfer payable by the Transferee to each Transferor shall be equal to the price as adjusted according to the Price Adjustment Formula referred in Article 7.2. In case of any increase or decrease in the Coal Resources Amount as mentioned in Article 7.5 hereof, further adjustment shall be made to the consideration for share transfer payable by the Transferee to each Transferor as stipulated in Article 7.5. In addition to the adjustments to be made to the consideration for share transfer

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payable by the Transferee to Huayi according to Article 7.2 and Article 7.5, should there be any difference between the share transfer amount as determined during the course of equity exchange and the consideration amount for share transfer payable by the Transferee to Huayi as determined in Article 3.2, the consideration for share transfer payable by the Transferee to Huayi shall be adjusted to the share transfer amount as determined during the course of equity exchange.

7.7	Notwithstanding the provisions of Article 7.2, if the consideration for exploration right payable in respect of the Coal Resources Amount allocated to any Transferor should exceed RMB2/ton, assumption of such excessive portion of the consideration for exploration right shall be jointly resolved by the Transferor concerned and the Transferee by way of consultation. In the event that the consideration for exploration right payable in respect of the Coal Resources Amount allocated to Huayi should exceed RMB2/tonne and that Huayi and the Transferee fail to reach a consensus through consultation, Huayi shall have the right to terminate its transfer of the equity interest in the Subject Company to the Transferee hereunder. In this case, Huayi shall return to the Transferee the corresponding Initial Payment actually received and the Transferee shall return to Huayi the 15.51% equity interest in the Subject Company. Moreover, Huayi shall be entitled to the corresponding Coal Resources Amount and the Transferee shall take coordinated action to complete the formalities of reversal of registration of change of equity interest. The above situation shall not constitute a default by Huayi and the Transferee under the Agreement.

7.8	If, before the subject of rights related to the remaining Coal Resources Amount of Shilawusu Coal Field is clarified, the Subject Company must pay in advance the consideration for exploration right payable in respect of the remaining Coal Resources Amount so as to obtain the exploration permit, the parties agree to provide such portion of the consideration for exploration right as a loan to the Subject Company in proportion to their respective shareholdings upon completion of the share transfer hereunder. The parties agree that the consideration for exploration right in respect of the remaining Coal Resources Amount shall ultimately be borne by the corresponding right holder and shall be repaid to the respective parties after a capital increase by injecting such consideration for exploration right into the Subject Company together with any interest payable to the respective parties calculated based on the then prevailing lending rate of the bank.

Article 8 Special Covenant

8.1

The Transferors and Jiutaimanlai unanimously undertake that the Transferee shall acquire and shall in the future remain in possession of no less than 51% equity interest in the Subject Company; and unanimously agree that, in order to take coordinated action in full to make the Transferee’s shareholding ratio in the Subject Company to reach 51%: (1) if the currently

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unallocated resources of Shilawusu Coal Field are to be otherwise allocated to any one or more of the parties among the Transferors and Jiutaimanlai, at least 51% of the newly allocated resources shall be transferred to the Transferee; (2) if the unallocated resources of Shilawusu Coal Field are otherwise acquired by other third party which is not a party hereto, and if such third party would have the intention to transfer such resources to any one or more of the parties hereto, the Transferee shall have an exclusive preemptive right to acquire 51% of such resources; (3) if the Transferors and Jiutaimanlai intend to dispose of their respective shareholdings in the Subject Company, the Transferee shall have an exclusive preemptive right thereto; (4) if, for any reason, Huayi has become unable to transfer its 15.51% equity interest in the Subject Company to the Transferee as agreed in Article 2.1 hereto, other Transferors shall jointly make-up the Transferee’s equity interest with their respective shareholdings in the Subject Company pursuant to the terms and conditions as agreed hereunder while the Transferee shall also be entitled to the corresponding Coal Resources Amount allocated to the Transferors that would ultimately guarantee the Transferee’s shareholding ratio in the Subject Company to remain at 51%, and that the Transferee is guaranteed to be entitled to 51% of the aggregate Coal Resources Amount to be allocated to the Transferors and Jiutaimanlai. Huayi hereby agrees to give up its preemptive right as to the equity interests to be transferred by other Transferors pursuant to this item (4).

8.2	The Transferee agrees that, upon completion of the change of registration for share transfer, notwithstanding the equity interests intended to be transferred by the Transferors are registered in the name of the Transferee, before full settlement by the Transferee of the entire consideration for the share transfer, the Transferee shall be entitled to shareholder’s interests only in proportion to the amount of consideration for the equity interest actually paid by the Transferee.

8.3	The parties agree that, all necessary approvals, permits or authorizations for the development of Shilawusu Coal Field including, inter alias, exploration permit, approval for the cooperation project hereunder, mining permit, etc. shall be applied with the Subject Company being the subject of the development.

8.4	The parties confirm that, the base date for assessment and audit of the Subject Company’s assets carried out for the purpose of the share transfer hereunder shall be 31 July 2010. Subject to the provisions in Article 5.5 and Article 5.10, any operating profits or losses and risks incurred by the Subject Company during the period from the base date for assessment to the date of change of business registration shall be shared or assumed by the respective shareholders after completion of the change of business registration for share transfer in proportion to their respective shareholdings in the Subject Company.

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8.5	Save as otherwise agreed by the parties hereto, all taxes and fees involved in the share transfer hereunder shall be borne by the corresponding obligatory taxpayers as stipulated under the laws and regulations.

8.6	By virtue of that the equity interest in the Subject Company to be transferred by Huayi pursuant to the Agreement shall represent state-owned property; the Transferee’s acceptance of Huayi’s transfer of such equity interest shall be conducted through open transfer procedures carried out at property exchange institution. The consideration for share transfer determined in Article 3 hereof shall represent the reserve price of the equity interest transferred by Huayi as listed for sale on property exchange institution and the corresponding change of registration for equity interest shall be made after the completion of the equity exchange. Huayi warrants to arrange for the listing for trading on the Shanghai United Assets and Equity Exchange of its equity interest in the Subject Company to be transferred hereunder pursuant to the terms and conditions as agreed in the Agreement, and the Transferee warrants to participate in the bidding for the equity interest in the Subject Company listed for transfer by Huayi in accordance with the conditions as agreed herein as well as the relevant regulations and procedures of property exchange. Any violation by Huayi or the Transferee in relation to the warranties made hereunder shall constitute a default by Huayi or the Transferee.

8.7	The Transferors undertake that, the chemical projects being constructed corresponding to the Coal Resources Amount allocated to the respective Transferors in respect of Shilawusu Coal Field are fully compliance with the regulations of the State and Inner Mongolia Autonomous Region in relation to the allocation of Shilawusu Coal Field’s Coal Resources Amount. Any chemical project construction of any of the Transferors which would affect the construction and production of Shilawusu Mine or which would directly or indirectly result in the Subject Company’s failure to obtain the exploration permit within two years from the effective date of the Agreement shall constitute a material breach of the Agreement whereas the defaulting party shall compensate for all losses suffered by the observant party.

Article 9 Confidentiality

Each party hereto shall be obligated to keep confidential all materials and documents provided by other parties as well as any information related to the negotiations hereunder. Save for those required to be provided and disclosed according to any applicable PRC laws, regulations, rules or regulatory documents, state-owned property exchange regulations, regulatory listing requirements or relevant mandatory requirements by the government, any party hereto shall not in any way disclose any contents of the Agreement, any transactions or arrangements discussed by the parties, any materials, documents or information related to the transactions without prior written consent from all other parties hereto. Otherwise such party shall be deemed in breach of the Agreement and shall be liable for any

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losses incurred by other parties to the Agreement as a result hereof.

Article 10 Liability for Breach of Contract

10.1	Except as otherwise agreed herein, if a party (the “Defaulting Party”) fails to perform any of its obligations under the Agreement, other parties (the “Injured Parties”) shall have the right to give a written notice to the Defaulting Party demanding that the Defaulting Party to rectify its default within a reasonable period of time specified in the notice (“Rectification Period”). If the Defaulting Party fails to rectify the default within the Rectification Period, the Injured Parties shall have the right to demand termination of the Agreement and may claim for compensation from the Defaulting Party for any loss incurred by the Injured Parties as a result hereof.

10.2	The Transferee’s failure to pay the respective considerations for share transfer to each of the Transferors as agreed herein shall constitute a default under the Agreement and shall pay a late fee to each of the Transferors calculated at 0.05% per day for the overdue portion of the payment respectively. However, overdue payment by the Transferee of the Third Payment not exceeding two months does not constitute a default hereunder and no payment of late fee by the Transferee shall be required as agreed herein.

As for any payment by the Transferee more than three months overdue in respect of the consideration for equity interest payable as agreed herein constituting a default under the Agreement, a default payment of 10% for the overdue portion of the payment shall also be made by the Transferee in addition to the late fee.

10.3	The parties undertake that, in case of any untrue or misleading representations and warranties made by any party under the Agreement that cause other parties to suffer a loss, such party shall indemnify the injured parties against any loss so incurred.

10.4	In the event of any other default by any party, unless as otherwise agreed herein, the defaulting party shall make to the observant parties a default payment of 10% of the amount related to every event of default.

Article 11 Settlement of Disputes

11.1	In the event of any dispute, controversy or claim arising out of or relating to the execution, validity, interpretations or performance of the Agreement (“Dispute”), the parties shall attempt in the first instance to resolve such Dispute through friendly consultations.

11.2	In the event such Dispute is not resolved through friendly consultations within thirty (30) days

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after the date such consultations were first requested in writing by a Party, then any Party may submit the Dispute for arbitration in Beijing before the China International Economic and Trade Arbitration Commission in accordance with the commission’s arbitration rules. The arbitral award is final and binding on all parties. All costs of arbitration shall be borne by the losing party, unless otherwise determined by the arbitration tribunal.

11.3	During the arbitration process, the parties shall continue to exercise their other rights and perform their other obligations under the Agreement, except in respect of those related to the Dispute.

Article 12 Force Majeure

In the event of a party’s partial or complete non-performance of the Agreement as a result of force majeure such as natural disaster, state policies, etc., such non-performance shall not be deemed a default by the party; nevertheless, such party shall immediately notify the other parties thereof and shall use all reasonable and practicable endeavours to take remedial measures to minimize the consequences of such force majeure. Meanwhile, effective and authoritative proof of the occurrence and duration of such force majeure shall be furnished within five (5) working days from the date on which such force majeure events disappeared.

Article 13 Effectiveness

13.1	The Agreement is incepted on the date on which it is signed by the parties and the Subject Company.

13.2	The Agreement shall come into effect upon fulfillment of the following conditions:

13.2.1	the Agreement having been signed by the legal representative or proxy of all parties and the Subject Company;

13.2.2	all parties to the Agreement have taken all necessary actions respectively required for the approval of the Agreement as well as all documents related to the share transfer agreed herein, including:

(a)	approvals by the general meeting / the board of directors of the Transferors and by the board of directors of the Transferee;

(b)	approval by Shandong SASAC in respect of the transaction hereunder having been obtained by the Transferee;

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(c)	the 15.51% equity interest held by Huayi in the Subject Company has been listed for sale on the Shanghai United Assets and Equity Exchange, and has been successfully transferred to the Transferee upon the signing of the equity exchange contract between Huayi and the Transferee under the auspices of the Equity Exchange.

If the Transferee has been unable to complete the transaction and win the bid for Huayi’s equity interest in the Subject Company listed for sale on the Shanghai United Assets and Equity Exchange, the Agreement shall become effective on all parties hereto other than Huayi immediately from the date on which the Shanghai United Assets and Equity Exchange has confirmed that the Transferee has failed to win the bid for Huayi’s equity interest and that all other conditions under Article 13.2 hereof having been fulfilled, whereas Articles 4.3, 8.6, 9 and 11 hereof shall continue to be binding on Huayi.

13.3	Notwithstanding the covenant made in Article 13.2, the parties agree that, the provisions under Articles 4.3, 8.6, 9 and 11 shall become effective on the date on which Yanzhou Coal has made payment to any of the Transferors of the deposits as mentioned in Article 4.3 and shall become binding on all parties related hereto.

Article 14 Miscellaneous

14.1	In the Agreement, “the parties” shall refer to the Transferors, Transferee and Jiutaimanlai.

14.2	By consensus of the parties hereto, the parties may modify the Agreement in writing whereas all other unmodified provisions shall remain effective.

14.3	Any matters not covered herein may be otherwise covenanted by way of supplementary agreement between the parties. Supplementary agreement shall have the same legal effect as the Agreement.

14.4	The Agreement is executed in thirteen counterparts, of which two will be held by each of the Transferors and the Transferee, one by the business registration authority and the other one will be retained for the Subject Company.

(No text below)

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Ordos Jinchengtai Chemical Co., Ltd

Legal representative or authorized representative (Signature):

Shanghai Huayi (Group) Company

Legal representative or authorized representative (Signature):

Shandong Jiutai Chemical Industrial Technology Company Limited

Legal representative or authorized representative (Signature):

Ordos City Jiutaimanlai Coal Mining Company Limited

Legal representative or authorized representative (Signature):

Inner Mongolia Haosheng Coal Mining Limited

Legal representative or authorized representative (Signature):

Yanzhou Coal Mining Company Limited

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Legal representative or authorized representative (Signature):

                    2010

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